Exhibit 99.3
BEFORE THE COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI
(Dated: 16th April 2009)
CP No. 001 of 2009
CA No.179/09
Present: Shri S. Balasubramanian, Chairman
In the matter of Companies Act, 1956-Sections 388B/397/398/408
AND
In the matter of Union of India
versus
Saytam Computer Services Limited & others.
CORRIGENDUM
     In the order of even date, para 4.2 be read as follows:
“On deposit of the said amount by M/s Venturbay, the Board of Directors is authorized to issue and allot 30,27,64,327 equity shares of Rs 2 each at a premium of Rs 56 per share to M/s Venturbay, representing 31% of the enhanced share capital.”
     In the third line of para 4.6 of the said order, the word “time” be added between the words “sufficient” and “to”.

(S. Balasubramanian)